Exhibit 2.1
AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER
     This AMENDMENT (this “Amendment”) to the Agreement and Plan of Merger, dated as of October 5, 2010 (the “Merger Agreement”), by and among: Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Parent”); Hammer Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); and Henry Bros. Electronics, Inc., a Delaware corporation (“Company”), is made and entered into as of November 13, 2010 by and among Parent, Merger Sub and the Company.
     WHEREAS, the Company has notified Parent that it has received a non-binding Acquisition Proposal from Diebold Incorporated to acquire all shares of Company Common Stock for $8.00 per share in cash.
     WHEREAS, Parent, Merger Sub and the Company desire to amend certain terms of the Merger Agreement as set forth below.
     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
1.	Merger Consideration. Section 1.5(a)(iii) of the Merger Agreement is hereby amended and restated as follows:

“except as provided in clauses “(i)” and “(ii)” above, each share of Company Common Stock then outstanding (other than Dissenting Shares) shall be converted into the right to receive $8.20 in cash, without interest (the “Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be outstanding and each holder of a Certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate in accordance with Section 2.1, the Merger Consideration pursuant to this Section 1.5(a);”

2.	Termination Fee. Section 7.3(b) of the Merger Agreement is hereby amended by deleting the number “$1,788,000.00” and inserting in its place the number “2,180,582.00”.

3.	Option Exchange Ratio:. The third sentence of Section 5.9(a) is hereby amended by deleting the number “0.6552” and inserting in its place the number “0.7715” and by deleting the number “7.00” and inserting in its place the number “8.20.”

4.	Mailing of Proxy Statement Supplement. Within 3 Business Days of the date hereof, the Company will mail to its stockholders a supplement to the Proxy Statement reflecting all additional material information through the date hereof.

5.	Agreement. All defined terms used but not defined in this Amendment shall have the meaning assigned to them in the Merger Agreement. All references to the “Agreement” set forth in the Merger Agreement shall be deemed to be references to the Merger Agreement as amended by this Amendment.

6.	Headings. The headings as set forth in this Amendment are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Amendment or any term or provision hereof.

7.	Confirmation of the Merger Agreement. Other than as expressly modified pursuant to this Amendment, all provisions of the Merger Agreement remain unmodified and in full force and effect. The provisions of Sections 8.1-8.18 of the Merger Agreement shall apply to this Amendment mutatis mutandis.

2.

     In Witness Whereof, the undersigned have caused this Amendment to be executed by their respective duly authorized officers to be effective as of the date first above written.

Kratos Defense & Security Solutions, Inc.
By:	/s/ Eric DeMarco
Name:	Eric DeMarco
Title:	President and Chief Executive Officer

Hammer Acquisition Inc.
By:	/s/ Eric DeMarco
Name:	Eric DeMarco
Title:	President and Chief Executive Officer

Henry Bros. Electronics, Inc.
By:	/s/ James E. Henry
Name:	James E. Henry
Title:	Chief Executive Officer

3.